December 17, 2018

William Myers
Chief Financial Officer
TRAVELCENTERS OF AMERICA LLC
24601 Center Ridge Road
Westlake, Ohio 44145

       Re: TRAVELCENTERS OF AMERICA LLC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Response Dated December 6, 2018
           File No. 001-33274

Dear Mr. Myers:

        We have reviewed your December 6, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 20, 2018 letter.



Form 10-K for the Fiscal Year Ended December 31, 2017

General

1. We note Section 16.1 of your Amended and Restated Bylaws and Section 16.1 of your
      Amended and Restated Limited Liability Company Agreement, each dated September 7,
      2016, regarding arbitration. We also note your risk factor disclosure regarding such provisions in your Annual Report on Form 10-K for the fiscal year ended December 31,
      2017. It appears that you intend arbitration to be the exclusive means of resolving disputes. If so, please tell us whether these provisions apply to claims under the federal securities laws. If these provisions are intended to apply to claims under the federal securities laws, please revise future filings to:
 William Myers
TRAVELCENTERS OF AMERICA LLC
December 17, 2018
Page 2

             Address any questions as to enforceability of the arbitration provisions under federal and state law; and

             Revise your disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

         Please tell us what your disclosure will look like.


      You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or
Bill
Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline
Kaufman, Staff Attorney, at (202) 551-3797 or Lilyanna Peyser, Special Counsel, at (202) 551-
3222 with any other questions.



FirstName LastNameWilliam Myers           Sincerely,
Comapany NameTRAVELCENTERS OF AMERICA LLC
                                          Division of Corporation Finance
December 17, 2018 Page 2                  Office of Consumer Products
FirstName LastName